EXHIBIT 99.1

Date: 10/04/2008	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

AMENDED MEETING TYPE

To:	All Canadian Securities Regulatory Authorities NYSE

Subject: ADVANTAGE ENERGY INCOME FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	29/04/2008
Record Date for Voting (if applicable) :	29/04/2008
Meeting Date :	03/06/2008
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
ADVANTAGE ENERGY INCOME FUND	00762L101	CA00762L1013

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for ADVANTAGE ENERGY INCOME FUND